Filed by comScore, Inc. Pursuant to Rule 425
Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Rentrak Corporation
Commission File No.: 000-15159

FOR IMMEDIATE RELEASE

Contact: Kate Dreyer
comScore, Inc.
(571) 306-6447
press@comscore.com

Antoine Ibrahim
Rentrak
(646) 722-1561
aibrahim@rentrak.com

Media Industry Demonstrates Broad Support for the Announcement of a comScore and Rentrak Merger

Reston, VA and Portland, OR, October 8, 2015 -- comScore, Inc. (NASDAQ: SCOR) and Rentrak Corporation (NASDAQ: RENT) today announced that clients and the media industry are demonstrating broad support for the announcement of the merger of comScore and Rentrak.

Initially announced on Tuesday, September 29, 2015, comScore, Inc. and Rentrak Corporation have entered into a definitive merger agreement under which the companies will combine in a stock-for-stock merger. The transaction is subject to shareholder approval of both companies, along with customary regulatory closing conditions, and is expected to be completed by early 2016.

By combining the companies’ products, talent and information assets, the new company will have an improved ability to deliver what the media industry have long been asking for - a comprehensive cross-platform measurement system that accounts for all the ways in which content is consumed.

Industry Support for the comScore and Rentrak Merger

Content Owner Support

“The combination of these two solid, complementary companies with experienced research leadership is a positive development as the advertising industry confronts the formidable task of building the analytical infrastructure required in the increasingly complex media environment.”

David Poltrack, CRO, CBS Corporation

“Competition in the measurement space offers the opportunity to foster greater innovation among all the players. The introduction of a new measurement service which would offer a different way to crack the cross-platform code would be enormously beneficial to the entire media industry and can't come too soon.”

Alan Wurtzel, President of Research and Media Development, NBC Universal

“Measurement of viewing needs to evolve quickly to match the rapid pace of change in our industry. We look forward to seeing how the combination of comScore and Rentrak is able to solve some of the longstanding challenges of measuring content in an unduplicated fashion across time and media platforms.”

Lisa Heimann, VP of Multiplatform Research, ABC

“This merger is welcome news, as the industry needs speedier progress and increased innovation in cross platform measurement. Consumers are watching TV on every screen and platform, and we all need measurement to catch up.”

Colleen Fahey Rush, EVP and Chief Research Officer, Viacom

“This merger represents a huge advancement for TV and cross-platform measurement.  Project Blueprint helped make the industry’s first syndicated cross-platform measurement service a reality. By augmenting that work with tens of millions of set-top boxes and more granular reporting from Rentrak, this is a meaningful step forward to closing the measurement gap.”

Artie Bulgrin, SVP of Global Research and Analytics, ESPN

“The increasingly complex media environment has created an ongoing measurement challenge that demands constant innovation to keep pace with the evolving multiplatform consumer. The combination of Rentraks's set-top box data and comScore's digital expertise offers exciting possibilities for the advancement of cross-platform measurement in our industry.”

Robin Garfield, SVP of Research and Scheduling, CNN

“With the continued progression of consumer behavior across multiple screens, distribution services and platforms, it’s a priority for Turner to support improved cross-platform measurement tools, with the goal being better ad sales, marketing and programming insights. The Rentrak and comScore merger offers greatly needed competition and is a significant step forward for the measurement capabilities of our industry.”

Howard Shimmel, CRO, Turner Broadcasting

“Traditional television ratings don’t account for all the viewing that’s happening across screens today, meaning that a new approach to cross-platform audience measurement is needed. We welcome developments, such as the merger of comScore and Rentrak that will put pressure on the industry to catch up with real viewing behavior.”

Chris Ryan, VP Sales Research, Scripps Networks

“As we meet viewers' desires to consume content whenever and wherever they want we need more precise and holistic cross-platform measurement offerings to match. The comScore and Rentrak merger is a giant move forward. Greater competition in the audience measurement field means more innovation and ultimately better solutions for all involved. Bravo!”

Domenic Venuto, General Manager of AdFX, Weather

“Person-level cross-screen measurement is the proverbial holy grail and it feels like it might finally be within reach. The sooner we get there, the better it will be for all players in the media ecosystem. We’re optimistic that the merger between comScore and Rentrak will accelerate the pace of innovation.”

Jeff Levick, CRO, Spotify

Advertiser & Agency Support

“Increasingly fragmented viewership of TV requires a cross-device system built on big data that can deliver precision planning, buying and evaluation of media. This means better accounting for the valuable viewing that happens on long-tail networks, in local markets, and across digital platforms. We applaud the merger of comScore and Rentrak as a major step toward realizing this vision.”

Irwin Gotlieb, Global Chairman, GroupM

“A siloed media planning and buying environment not only produces less efficient media spend but also prevents measurement of basic KPIs like unduplicated reach and frequency. This effort to join forces between comScore and Rentrak can help break down these walls and create a more seamless system for planning and evaluation across TV and digital.”

Keith Camoosa, EVP and Managing Director of Research, IPG Mediabrands

“We could not be more excited to see comScore and Rentrak come together. The introduction of new cross-platform measurement solutions will create a more innovative and accountable environment that will drive incremental value for clients and agency partners.”

Lori Hiltz, CEO, Havas Media NA

“Given the emphasis Kellogg Company places on measurement of our media investment, any advancement in cross-platform measurement is a win.”

Chris Osner-Hackett, Senior Director North America Media, Kellogg Company

Leading Industry Organization Support

“The merger of comScore and Rentrak will help bring needed competition into the field of cross-platform audience measurement. Certainly, this is a field undergoing significant pressure to innovate in response to quickly evolving consumer content consumption habits. It is the proliferation of measurement options available to the industry that will help breed much needed innovation.”

Jane Clarke, CEO, Coalition for Innovative Media Measurement

“The merger between comScore and Rentrak signals an important step forward to address the measurement mandate: a call for investment in common GRP and ROI metrics across all platforms, from time shifted viewing to mobile. It's very encouraging to see investment in innovation for speed to solution to advance insight for advertisers, who lack the time and resources to stitch together their own data management platforms. The industry has much to gain from these partnerships.”

Gayle Fuguitt, President and CEO, Advertising Research Foundation

“Amongst the top issues I hear about when speaking to Smart Data Marketers is how media innovation has outpaced available measurement offerings. The merger of comScore and Rentrak represents a huge opportunity to connect the silos, providing the true picture of media consumption across screens.”

Andreas Cohen, Chairman, I-COM Global

“Enhanced competition in the audience measurement arena will spur much-needed innovation, which makes the comScore and Rentrak merger welcome news among the entire advertising community. We look forward to seeing what new solutions the combined company can bring to the industry.”

Nancy Hill, President and CEO, American Association of Advertising Agencies

Data Platform & Provider Support

“We have entered a new era of media accountability where massive data sets are unlocking more detailed insights about how advertising exposure influences in-store purchase. The comScore-Rentrak merger amplifies the power of census data in person-level television and digital media measurement, and IRI looks forward to continued partnership with these industry leaders in advancing the ability to measure cross-screen sales lift.”

Andrew Appel, President and CEO, SymphonyIRI Group

“With TV and video content viewing crossing screens at such a tremendous pace, it’s critical that measurement keeps pace with these changes. comScore and Rentrak have each done an admirable job of innovating in their respective segments of the market, and we applaud all efforts to bring further innovation to the industry as cross-platform measurement continues to escalate in importance.”

Scott Ferber, Chairman and CEO, Videology

“Siloed measurement systems aren’t sufficient for measuring cross-platform campaigns -- the industry needs a scalable and holistic measurement system that can help brands and agencies achieve their advertising objectives. Both comScore and Rentrak have already taken steps toward building a comprehensive cross-platform measurement offering, and we look forward to seeing what the companies can do together.”

Brett Wilson, CEO, TubeMogul

“The market needs combined TV and digital measurement and the merger will benefit the entire media ecosystem. The Oracle Data Cloud has partnerships with both Rentrak and comScore and we look forward to seeing what enhanced solutions they will bring to market.”

Omar Tawakol, SVP and GM, Oracle Data Cloud

About comScore
Founded in 1999 and headquartered in Reston, Virginia, comScore, Inc. (NASDAQ: SCOR) is a global media measurement and analytics company that makes audiences and advertising more valuable. comScore helps media buyers and sellers understand and make decisions based on how consumers use different media, such as TV, video, mobile, desktop and more. Through its products and partnerships, comScore helps its more than 2,500 clients understand their audiences, know if their advertising is working, and access data where they want and need it. For more information about comScore, please visit www.comScore.com.

About Rentrak
Rentrak (NASDAQ: RENT) is the entertainment and marketing industries' premier provider of worldwide consumer viewership information, precisely measuring actual viewing behavior of movies and TV everywhere. Using our proprietary intelligence and technology, combined with advanced demographics, only Rentrak is the census currency for VOD and movies. Rentrak provides the stable and robust audience measurement services that movie, television and advertising professionals across the globe have come to rely on to better deliver their business goals and more precisely target advertising across numerous platforms including box office, multiscreen television and home video. For more information on Rentrak, please visit www.Rentrak.com.

Forward-Looking Statements
This communication contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, including with respect to the anticipated timing, completion and effects of the proposed merger between comScore and Rentrak. These statements are based on management’s current expectations and beliefs, and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. These forward-looking statements include statements about benefits of the transaction to customers and other statements regarding the proposed transaction. Forward-looking statements may contain words such as “will be,” “will,” “expected,” “anticipate,” “continue,” or similar expressions, and include the assumptions that underlie such statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: the challenges and costs of integrating, restructuring and achieving anticipated synergies; the ability to retain key employees, customers and suppliers; and other factors, including those set forth in the most current Annual Report on Form 10-K, Quarterly Report on Form 10-Q and Current Reports on Form 8-K reports filed by comScore and Rentrak with the SEC. All forward-looking statements are based on management’s estimates, projections and assumptions as of the date hereof, and comScore and Rentrak are under no obligation (and expressly disclaim any such obligation) to update or revise their forward-looking statements whether as a result of new information, future events, or otherwise.

No Offer or Solicitation
This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval with respect to the proposed merger or otherwise. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information and Where to Find It
In connection with the proposed merger, comScore intends to file a registration statement on Form S-4, which will include a preliminary prospectus and related materials to register the shares of comScore common stock to be issued in the merger, and comScore and Rentrak intend to file a joint proxy statement/prospectus and other documents concerning the proposed merger with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT COMSCORE, RENTRAK, AND THE PROPOSED MERGER. Investors and security holders will be able to obtain free copies of the registration statement and the joint proxy statement/prospectus (when they are available) and any other documents filed by comScore and Rentrak with the SEC at the SEC’s website at www.sec.gov. They may also be obtained for free by contacting comScore Investor Relations by mail at comScore, Inc., 11950 Democracy Drive, Suite 600, Reston, Virginia 20190, Attention: Investor Relations, by telephone at (703) 438-2305, or by going to comScore’s Investor Relations page on its corporate web site at www.comscore.com, or by contacting Rentrak Investor Relations by mail at Rentrak Corporation, 7700 N.E. Ambassador Place, Portland, Oregon 97220, Attention: Investor Relations, by telephone at (503) 284-7581, or by going to Rentrak’s Investor Relations page on its corporate web site at www.rentrak.com. The contents of the websites referenced above are not deemed to be incorporated by reference into the registration statement or the joint proxy statement/prospectus.

Participants in the Solicitation
Each of Rentrak and comScore and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from their respective shareholders or stockholders with respect to the transactions contemplated by the merger agreement. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of comScore or Rentrak security holders in connection with the proposed merger will be set forth in the registration statement and the joint proxy statement/prospectus when filed with the SEC. Information regarding Rentrak’s executive officers and directors is included in Rentrak’s Proxy Statement for its 2015 Annual Meeting of Shareholders, filed with the SEC on July 9, 2015, and information regarding comScore’s executive officers and directors is included in comScore’ Proxy Statement for its 2015 Annual Meeting of Stockholders, filed with the SEC on June 8, 2015. Copies of the foregoing documents may be obtained as provided above. Certain executive officers and directors of comScore and Rentrak have interests in the transaction that may differ from the interests of comScore stockholders and Rentrak shareholders generally. These interests will be described in the joint proxy statement/prospectus when it becomes available.

# # #